Exhibit (g)(1)

QUESTIONS AND ANSWERS

ABOUT THE PARTIAL OFFER

BY ICAHN PARTNERS LP AND ICAHN PARTNERS MASTER FUND LP

Should I accept or reject the Icahn Offer?

Your Board unanimously recommends that Shareholders REJECT the Icahn Offer and NOT TENDER their Common Shares. Members of the Board and Special Committee view the partial offer by Icahn as inadequate and not in the best interests of Fairmont and its shareholders other than Icahn and certain parties related to Icahn.

How do I reject the Icahn Offer?

You do not need to do anything. DO NOT tender your Common Shares.

Can I withdraw my Common Shares if I have already tendered?

YES. You can withdraw your Common Shares in various circumstances. In particular, you can withdraw your Common Shares at any time until the expiry of the Ichan Offer and acceptance of your Common Shares for payment.

How do I withdraw my Common Shares?

We recommend you contact your broker or Georgeson Shareholder, the information agent retained by Fairmont, at the number listed below for information on how to withdraw your Common Shares.

Why does the Board believe that the Ichan Offer should be rejected?

The Board believes that the Ichan Offer is inadequate and not in the best interests of Fairmont and its Shareholders, other than Icahn and certain parties related to Icahn. The Icahn Offer seeks to provide Icahn with control of Fairmont without offering, in the judgment of the Board of Directors and the Special Committee, an appropriate control premium for the Shares purchased or any premium for the Common Shares not purchased. As a partial bid, the Ichan Offer is structurally coercive and highly conditional, so provides little certainty for Fairmont Shareholders. A summary of all of the reasons for the unanimous recommendation of the Board and the Special Committee is included on pages 7-12 of the Directors’ Circular.

What is the Board doing in response to the Ichan Offer?

The Board has established a Special Committee, which along with the Board, is exploring alternatives to the Ichan Offer that could potentially provide Shareholders with greater value, which may include a possible transaction with one or more third parties. Neither the Special Committee nor the Board has set any deadlines for exploring its strategic alternatives, and may ultimately determine that its current business plan is the best means to build and deliver shareholder value.

Do I have to decide now?

NO. You do not have to take any action at this time. The Ichan Offer will not expire before February 7, 2006. Given that the Board is exploring alternatives to the Icahn Offer, the Board recommends that you wait for the results of the Special Committee’s efforts to explore the alternatives to the Icahn Offer. Tendering to the Icahn Offer could negatively impact the possibility of a superior alternative emerging for Shareholders.

However, if you have already tendered Common Shares to the Ichan Offer and you decide to withdraw these Common Shares from the Ichan Offer, you must allow sufficient time to complete the withdrawal process prior to the expiry of the Ichan Offer. Contact your broker or Georgeson Shareholder at the number listed below.

Who do I ask if I have more questions?

Your Board recommends that you read the information contained in this Directors’ Circular. You should contact Georgeson Shareholder, the Information Agent retained by Fairmont, with any questions or requests for assistance you might have.

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